

Mail Stop 3561

August 13, 2015

Cameron Cox
Chief Executive Officer
FutureLand Corp.
3637 4th Street North, #330
Saint Petersburg, Florida 33704

> **Re: FutureLand Corp.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed July 27, 2015**
> **File No. 000-53377**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We have reviewed your response to comment 1, in which you provide a list of the company's intellectual property assets as well as a description of certain plans, studies and budgeting activities that you conducted prior to the reported transaction. Alone, without further information, these actions do not support the conclusion that your company was not a shell company. In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2014, you state that you "are in the planning phase of developing [the AEGEA] community." This is consistent with the description of your business in your Form 10-Q for the fiscal quarter ended March 30, 2015, wherein you state that that "[t]he company has no revenues and activities consist of organizational activities, capital raising, and developing the business plan." Finally, your financial statements in your Form 10-Q do not report any assets. If you have additional information that you believe disqualifies your company from being a shell company prior to the reported transaction, please share it with us. Alternatively, please amend your

Form 8-K to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.

2. We have reviewed your response to comment 2 and your belief that the company's actions with respect to the reverse stock split complied with legal requirements in the state of Colorado. We remind you, however, that as a reporting company with securities registered pursuant to Section 12(g) of the Exchange Act, you are also subject to the proxy and information statement requirements of Section 14 of the Exchange Act. Please confirm to us your understanding of the foregoing.

Item 2.01 Completion of Acquisition or Disposition of Assets

3. We note your revised disclosure in response to comment 3 that "the transfer was completed on June 1, 2015," and that "the Exchange Agreement became effective on June 9, 2015." Please tell us what was "transferred" on June 1, 2015 and what actions specifically were not consummated until June 9, 2015. In this regard, we reemphasize the disclosure in your Form 10-K for the fiscal year ended December 31, 2014, wherein you state that as of May 19, 2015, FWDG and Talari Industries collectively owned 27,845,280 shares of common stock, suggesting that some or all of the actions related to the Exchange Agreement had been completed prior to June 1, 2015.

4. We note your revised disclosure in response to comment 4 and we re-issue the comment in-part. Please identify the provisions of the Exchange Agreement, attached as Exhibit 2.1 to your Form 8-K filed on June 23, 2015, that provide for the purchase of FLP by AEGEA and the issuance of 27,845,280 shares of the company's common stock to FWDG. In this regard, we note your statement on page 4 that the Exchange Agreement effects a "transfer [of] all rights and assets by FLP into AEGEA." Please also note that the Schedules to Exhibit 2.1 appear to be blank.

Item 3.02

5. Please revise your disclosure to include the date on which the company sold and issued 27,845,280 shares of common stock to FWDG and the specific consideration received by the company for the foregoing. In this regard, we note that based on your disclosure on page 33, it is unclear whether the securities were issued on March 10, 2015, June 1, 2015, or June 9, 2015. Refer to Item 3.02(a) of Form 8-K and Item 701(a) and (c) of Regulation S-K.

　　　　You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:　　Craig A Huffman, Esq.
　　　　Securus Law Group